UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-39442

WESBANCO, INC.

(Exact name of registrant as specified in its charter)

1 Bank Plaza, Wheeling, West Virginia 26003

304 234-9000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Depositary Shares, each representing a 1/40th Interest in a Share of 6.75% Fixed-Rate Reset Non-Cumulative

Perpetual Preferred Stock, Series A

(Title of each class of securities covered by this Form)

Common Stock $2.0833 Par Value

Depositary Shares, each representing a 1/40th Interest in a Share of 7.375% Fixed-Rate Reset Non-Cumulative

Perpetual Preferred Stock, Series B

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: None.

Pursuant to the requirements of the Securities Exchange Act of 1934, Wesbanco, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

WESBANCO, INC.

By:	/s/ Daniel K. Weiss, Jr.
Name:	Daniel K. Weiss, Jr.
Title:	Senior Executive Vice President and
Chief Financial Officer

Date: November 24, 2025